EXHIBIT 99.1

Brookfield Reinsurance Announces Strong Third Quarter Results and Declares Regular Quarterly Distribution

BROOKFIELD, NEWS, Nov. 09, 2023 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced financial results for the quarter ended September 30, 2023.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our strong results for the third quarter reflect the continued build out of our operating platform and increased investment returns. As our business grows to $100 billion in assets in the near term, we are focused on further scaling across our core business lines, managing risk and driving investment yields and returns to our shareholders.”

Unaudited As at and for the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Total assets[1]	$51,177	$41,068	$51,177	$41,068
Adjusted equity[1,2]	7,251	4,633	7,251	4,633
Distributable operating earnings[2]	182	159	$487	218
Net income[1]	77	139	344	320
Net income per class A share[3]	$0.07	$0.14	$0.21	$0.42

1.   As at January 1, 2023, Brookfield Reinsurance converted its accounting framework from IFRS to US GAAP. The conversion is applied retrospectively and prior period figures have been restated where applicable.
2.   See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income and reconciliation from equity on page 6.
3.   Class A and Class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share. Following the spin-off of Brookfield’s Asset Management business in December 2022, combined, Brookfield Corporation’s quarterly distribution of $0.07 per share and Brookfield Asset Management’s quarterly dividend of $0.32 per share (equivalent to $0.08 per Class A share held prior to the special distribution), would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase from the prior year distribution.

Third Quarter Highlights

  Originated over $2 billion of annuity sales, including approximately $760 million of flow business within our existing reinsurance treaties
  Closed 16 pension risk transfer (“PRT”) transactions, representing over $250 million in premiums
  Deployed approximately $1 billion at returns in excess of 9%, increasing our gross portfolio wide yield to 5.5%
  Significantly progressed the closing of our previously announced acquisitions of American Equity Investment Life Holding Company (“AEL”) and Argo Group International Holdings, Ltd. (“Argo Group”)

Operating Update

We recognized $182 million and $487 million of distributable operating earnings (“DOE”) for the three and nine months ended September 30, 2023, respectively, compared to $159 million and $218 million in the prior year periods. The increase in results in the three month period was driven by higher net investment income given the significant progress made over the last twelve months repositioning assets into higher yielding investment strategies. We continue to benefit from maintaining a short duration asset portfolio in the current rising interest rate environment and currently holding $7 billion of cash and short-term treasuries. The increase in results in the nine month period also benefited from our asset repositioning efforts, as well as from contributions from American National, which was acquired in May 2022.

We recorded net income of $77 million (2022 - net income of $139 million) for the three months ended   September 30, 2023, as a result of contributions from our DOE, less unrealized mark-to-market losses on our equity investments and insurance reserves.

Today we are in a strong liquidity position within our corporate and subsidiaries’ investment portfolios, with approximately $22 billion of liquidity. Our upcoming acquisitions will further bolster our liquidity with additional cash and short-term liquid securities, together facilitating the rotation into higher yielding investment strategies and provide sufficient liquidity coverage for stress liability scenarios.

Update on Growth Initiatives

Our previously announced acquisition of Argo Group, a leading U.S. specialty property and casualty (“P&C”) platform, is expected to close before the end of the year and our acquisition of AEL is progressing well and on track to close in early 2024. During the quarter, Brookfield Corporation (“Brookfield”) contributed $2.1 billion of real estate and other assets into BNRE in exchange for Class C shares, to support the growth of the business.

Upon closing of the Argo Group and AEL transactions, we will have over $100 billion of assets across a diversified platform of life, annuities and P&C. With the strong, complementary distribution channels between the companies and our existing platform, we have a credible path to meaningfully grow our insurance assets organically, and by leveraging Brookfield’s investment capabilities, these assets will be redeployed at attractive risk-adjusted returns, driving increased spread earnings and delivering significant returns to our shareholders.

Brookfield Reinsurance Exchange Offer

On October 13, 2023, Brookfield Reinsurance formally commenced its previously announced offer (the “Offer”) whereby holders of Class A Limited Voting Shares (“BN Shares”) of Brookfield Corporation (NYSE, TSX: BN) have the opportunity to voluntarily exchange up to 40,000,000 BN Shares for newly-issued Brookfield Reinsurance Shares on a one-for-one basis.

Both Brookfield Reinsurance and Brookfield Corporation believe that exchanges under the Offer by holders whose personal circumstances favor investing in the paired entity through the ownership of Brookfield Reinsurance Shares will be beneficial to overall Brookfield; however, individual shareholders of Brookfield Corporation will need to make their own decision whether to tender shares in the contemplated Offer and it is entirely voluntary.

As a reminder, the Offer is expected to expire at 5:00 p.m. (Eastern time) on November 13, 2023.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.07 per Class A and B share, payable on December 29, 2023 to shareholders of record as at the close of business on December 14, 2023. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield on its Class A limited voting shares (“Brookfield Class A Shares”).

Brookfield Corporation Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s third quarter and last twelve months operating results is provided below:

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income	$35	$716	$2,015	$8,612
Distributable earnings before realizations	1,056	1,216	4,156	4,224
– Adjusted for the special distribution[1]	1,056	1,085	4,049	3,707
– Per Brookfield share[1]	0.67	0.67	2.54	2.28
Distributable earnings	1,150	1,363	4,992	5,032
– Per Brookfield share	0.73	0.85	3.13	3.10

1.   Distributable earnings before realizations, including per share amounts, for the three months ended September 30, 2022 and the twelve months ended September 30, 2023 and 2022 were adjusted for the special distribution of 25% of Brookfield’s asset management business on December 9, 2022.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		September 30		December 31
(US$ millions)		2023		2022[1]
Assets
Cash and cash equivalents		$3,448		$2,145
Investments		34,264		30,295
Reinsurance funds withheld
Cash and cash equivalents		2,120		743
Investments		5,056		5,069
Accrued investment income		352		341
		45,240		38,593

Reinsurance recoverables		456		589
Premiums due and other receivables		501		436
Deferred policy acquisition costs		2,302		1,585
Deferred tax asset		494		490
Other assets		1,094		720
Separate account assets		1,090		1,045
Total assets		51,177		43,458

Liabilities and equity
Policy and contract claims		1,704		1,786
Future policy benefits		8,577		8,011
Policyholders' account balances		24,862		20,141
Deposit liabilities		1,612		1,657
Market risk benefit		184		124
Other policyholder funds		323		322
Unearned premium reserve		1,161		1,086
		38,423		33,127

Due to related parties		634		241
Notes payable		170		151
Corporate borrowings		1,243		2,160
Subsidiary borrowings		1,494		1,492
Liabilities issued to reinsurance entities		172		151
Other liabilities		1,145		826
Separate account liabilities		1,090		1,045

Junior preferred shares		2,663		2,580
Non-controlling interest	8		8
Class A exchangeable and Class B	460		432
Class C	3,675	4,143	1,245	1,685
Total liabilities and equity		$51,177		$43,458

1.   December 31, 2022 figures reflect adjustments related to the conversion of accounting framework from IFRS to US GAAP and the adoption of Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023, applied retrospectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2023	2022[1]	2023	2022[1]
Net premiums and other policy revenue	$1,019	$1,058	$3,118	$2,399
Net investment income, including funds withheld	525	451	1,501	760
Net investment gains and losses, including funds withheld	(94)	(133)	74	(225)
Total revenues	1,450	1,376	4,693	2,934

Benefits and claims paid on insurance contracts	(870)	(849)	(2,745)	(2,102)
Interest sensitive contract benefits	(290)	(114)	(847)	(150)
Commissions for acquiring services and policies, net of changes in deferred policy acquisition costs	118	(35)	87	(59)
Other reinsurance expenses	(54)	(45)	(91)	(59)
Changes in fair value of market risk benefit	(35)	45	(27)	112
Operating expenses	(191)	(169)	(553)	(261)
Interest expense	(61)	(37)	(181)	(60)
Total benefits and expenses	(1,383)	(1,204)	(4,357)	(2,579)
Net income before income taxes	67	172	336	355
Income tax recovery (expense)	10	(33)	8	(35)
Net income for the period	$77	$139	$344	$320

Attributable to:
Class A exchangeable & class B shareholders[2]	$1	$2	$3	$5
Class C shareholder	75	133	338	313
Non-controlling interest	1	4	3	2
	$77	$139	$344	$320

1.   Three and nine months ended September 30, 2022 figures reflect adjustments related to the conversion of accounting framework from IFRS to US GAAP and the adoption of Long Duration Targeted Improvements issued by the FASB, effective January 1, 2023, applied retrospectively.
2.   Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended September 30 US$ millions	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Net income	$77	$139	$344	$320
Net investment (gains) and losses, including funds withheld	94	133	(74)	225
Mark-to-market on insurance contracts and other net assets	29	(123)	218	(375)
	200	149	488	170
Deferred income tax (recovery) expense	(31)	3	(33)	14
Transaction costs	7	2	16	26
Depreciation	6	5	16	8
Distributable operating earnings[1]	$182	$159	$487	$218

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As at September 30 US$ millions	2023	2022
Equity	$4,143	$1,082
Add:
Accumulated other comprehensive loss (income)	445	1,054
Junior preferred shares	2,663	2,497
Adjusted Equity[1]	$7,251	$4,633

1.   Non-GAAP measure - see Non-GAAP and Performance Measures on page 7.

Additional Information
Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. On January 1, 2023, Brookfield Reinsurance converted its accounting framework from International Financial Reporting Standards (“IFRS”) to generally accepted accounting principals in the United States of America (“US GAAP” or “GAAP”). The company’s conversion to US GAAP services to provide more comparable financial information to the other insurance companies in the markets it operates in, as well as more useful financial information and to its counterparties, investors and other stakeholders. The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2023, which have been prepared using US GAAP.

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN). For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted Equity. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares, excluding Accumulated other comprehensive income, and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnre.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments and Brookfield Reinsurance’s balance sheet initiatives constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.